Filed by QEP Midstream Partners LP
Pursuant to Rule 425 of the Securities Act of 1933
Subject Company: QEP Midstream Partners, LP
Commission File No.: 001-36047
The following is a press release relating to a proposal that Tesoro Logistics LP (“TLLP”) has made for a business combination transaction with QEP Midstream Partners, LP (“QEPM”) announced on February 11, 2015.
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QEP Midstream Partners, LP Announces 2015 Adjusted EBITDA and Maintenance Capital Guidance

SAN ANTONIO - February 11, 2015 - QEP Midstream Partners, LP (NYSE:QEPM) (“QEPM” or the “Partnership”) today provided guidance regarding its 2015 expectations for adjusted EBITDA and maintenance capital. The Partnership indicated that, based on its current operating results and outlook, it expects adjusted EBITDA of $27 million to $32 million for each quarter in 2015. The Partnership also expects to expend approximately $10 million in maintenance capital during 2015.

QEPM also confirmed that the Conflicts Committee of its Board of Directors is continuing its process to analyze and consider the previously disclosed non-binding proposal from Tesoro Logistics LP (“TLLP”) to merge a wholly owned subsidiary of TLLP with the Partnership. The merger, as proposed, would occur in a unit-for-unit exchange at a ratio of 0.2846 TLLP common units for each outstanding common unit of the Partnership.

About QEPM Midstream Partners, LP
QEP Midstream Partners, LP is a master limited partnership that was formed to own, operate, acquire and develop midstream assets. The Partnership provides midstream gathering and processing services to companies in the Green River, Uinta and Williston basins. Further information about the Partnership is available at www.qepm.com.

This release contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, concerning expectations regarding adjusted EBITDA. For more information concerning factors that could affect these statements see our annual report on Form 10-K and quarterly reports on Form 10-Q, filed with the Securities and Exchange Commission. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, after the date hereof.

Important Additional Information
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. This communication contains information relating to a proposal that the TLLP has made for a business combination transaction with QEPM. If such proposal is pursued and subject to future developments, TLLP (and, if a negotiated transaction is agreed upon, the Partnership) may file a proxy statement/prospectus and other documents with the U.S. Securities and Exchange Commission

(the “SEC”). INVESTORS AND SECURITY HOLDERS OF QEPM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of QEPM. Investors and security holders will be able to obtain free copies of these documents (if and when they become available) and other documents filed with the SEC by the QEPM and/or TLLP through the web site maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations, QEP Midstream Partners, LP, 19100 Ridgewood Parkway, San Antonio, Texas 78259 or at the Partnership’s Investor Relations website at http://qepm.investorroom.com/investors-overview.

The Partnership, TLLP and the directors and executive officers of their respective general partners and certain other persons may be deemed to be participants in the solicitation of proxies with respect to any proposed business combination between the Partnership and TLLP. Information regarding the directors and executive officers of QEPM's general partner is available in QEPM's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 20, 2014. Information regarding the directors and executive officers of TLLP’s general partner is available in TLLP's Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 24, 2014. Other information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available).

Contact:

Investors:
Evan Barbosa, Investor Relations Manager, (210) 626-7202

Media:
QEPM Media Relations, media@tsocorp.com, (210) 626-7702

QEP MIDSTREAM PARTNERS, LP
RECONCILIATION OF FORECASTED ADJUSTED EBITDA TO AMOUNTS UNDER U.S. GAAP
(Unaudited, in millions)

Reconciliation of Forecasted Adjusted EBITDA to Forecasted Net Income:	QEP Midstream Partners, LP Quarterly 2015

Forecasted net income	$14 - 19
Add: Depreciation and amortization expenses	8
Add: Interest and financing costs, net	5
Forecasted Adjusted EBITDA (a)	$27 - 32

(a)
We define Adjusted EBITDA as net income attributable to the Partnership before depreciation and amortization, interest and other income, interest expense, gains and losses from asset sales, deferred revenue associated with minimum volume commitment payments, and certain other non-cash and/or special items. Adjusted EBITDA should not be considered as an alternative to net income in accordance with accounting principles generally accepted in the United States of America (“U.S.

GAAP”) Adjusted EBITDA has important limitations as an analytical tool, because it excludes some, but not all, items that affect net income. Adjusted EBITDA is not a measure prescribed by U.S. GAAP but is a supplemental financial measure that is used by management and may be used by external users of our financial statements, such as industry analysts, investors, lenders and rating agencies to assess:

•	our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods;

•	the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

•	our ability to incur and service debt and fund capital expenditures; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.